EXHIBIT 99.1
Supplementary Oil & Gas Information for the Fiscal
Year Ended December 31, 2020 (Unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 – "Extractive Activities – Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2020, 2019, 2018 and 2017 the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences in the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2020, 2019, 2018 and 2017 the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2020 and 2019 reserves for SEC requirements.

Crude Oil and NGLs						Natural Gas
WTI Cushing Oklahoma	WCS	Canadian Light Sweet	Cromer LSB	North Sea Brent	Edmonton C5+	Henry Hub Louisiana	AECO	BC Westcoast Station 2
(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)	(C$/MMBtu)
2020:
39.77	34.84	45.02	45.55	43.43	50.41	2.16	2.17	2.10
2019:
55.73	57.29	66.77	66.85	62.54	68.71	2.54	2.02	1.13
A foreign exchange rate of US$0.7462/C$1.00 was used in the 2020 evaluation (2019 - US$0.7520/C$1.00), determined on the same basis as the 12-month average price.
Net Proved Crude Oil and Natural Gas Reserves
The Company retains Independent Qualified Reserves Evaluators to evaluate and review the Company's proved crude oil, bitumen, synthetic crude oil ("SCO"), natural gas, and natural gas liquids ("NGLs") reserves.
•For the years ended December 31, 2020, 2019, 2018 and 2017, the reports by GLJ Ltd. covered 100% of the Company’s SCO reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules, effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.
•For the years ended December 31, 2020, 2019, 2018 and 2017, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company’s crude oil, bitumen, natural gas and NGLs reserves.
Proved crude oil and natural gas reserves, as defined within the SEC's Regulation S-X, are the estimated quantities of oil and gas that by analysis of geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Developed crude oil and natural gas reserves are reserves of any category that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped crude oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

Canadian Natural Resources Limited	1	Year ended December 31, 2020

The following tables summarize the Company's proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2020, 2019, 2018 and 2017:

	North America
Crude Oil and NGLs (MMbbl)(1)	Synthetic Crude Oil	Bitumen(2)	Crude Oil & NGLs	North America Total	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2017	4,956	1,365	594	6,915	107	69	7,091
Extensions and discoveries	744	151	17	912	—	—	912
Improved recovery	—	10	50	60	1	3	64
Purchases of reserves in place	—	2	7	9	7	—	16
Sales of reserves in place	—	(4)	—	(4)	—	—	(4)
Production	(148)	(64)	(47)	(259)	(9)	(6)	(274)
Economic revisions due to prices	—	(45)	(18)	(63)	11	1	(51)
Revisions of prior estimates	109	54	1	164	(3)	4	165
Reserves, December 31, 2018	5,661	1,469	604	7,734	114	71	7,919
Extensions and discoveries	334	18	12	364	—	—	364
Improved recovery	—	169	12	181	—	—	181
Purchases of reserves in place	—	666	2	668	—	—	668
Sales of reserves in place	—	—	—	—	—	—	—
Production	(137)	(81)	(49)	(267)	(10)	(7)	(285)
Economic revisions due to prices(3)	(288)	3	—	(285)	(1)	1	(285)
Revisions of prior estimates	(17)	(27)	17	(28)	3	6	(19)
Reserves, December 31, 2019	5,554	2,216	598	8,368	105	70	8,544
Extensions and discoveries	708	8	10	726	—	—	726
Improved recovery	—	49	9	58	—	—	58
Purchases of reserves in place	—	—	28	28	—	—	28
Sales of reserves in place	—	—	—	—	—	—	—
Production	(151)	(109)	(45)	(305)	(8)	(6)	(320)
Economic revisions due to prices(4)	701	207	(94)	814	(12)	3	805
Revisions of prior estimates	36	41	20	97	3	4	103
Reserves, December 31, 2020	6,847	2,413	525	9,785	87	71	9,943
Net proved developed reserves
December 31, 2017	4,967	410	399	5,776	28	21	5,825
December 31, 2018	5,661	461	378	6,500	37	34	6,571
December 31, 2019	5,452	661	354	6,466	38	39	6,543
December 31, 2020	6,770	628	285	7,682	32	37	7,751
(1)Information in the reserves data tables may not add due to rounding.
(2)Bitumen as defined by the SEC, "is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis." Under this definition, all the Company's thermal and primary heavy crude oil reserves have been classified as bitumen.
(3)Reflects the impact of increased royalties at Oil Sands Mining and Upgrading (SCO) due to higher bitumen pricing resulting in higher royalties and lower net reserves.
(4)Reflects the impact of decreased royalties at Oil Sands Mining and Upgrading (SCO) and thermal Bitumen due to lower bitumen pricing resulting in lower royalties and higher net reserves.

Canadian Natural Resources Limited	2	Year ended December 31, 2020

2020 total proved Crude Oil and NGLs reserves increased by 1,400 MMbbl:
•Extensions and discoveries: Increase of 726 MMbbl primarily due to the pit extension at Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen, Crude Oil and natural gas (NGLs) properties.
•Improved recovery: Increase of 58 MMbbl primarily due to increased steamflood recovery of Bitumen at Primrose and infill drilling/future offset additions at various Bitumen, Crude Oil and natural gas (NGLs) properties.
•Purchases of reserves in place: Increase of 28 MMbbl primarily of NGLs from the acquisition of Painted Pony Energy Ltd.
•Production: Decrease of 320 MMbbl.
•Economic revisions due to prices: Increase of 805 MMbbl primarily at Oil Sands Mining and Upgrading (SCO) and thermal Bitumen properties due to lower bitumen pricing resulting in lower royalties and higher net reserves, partially offset by uneconomic reserves at several North America Bitumen (primary heavy crude oil) and Crude Oil properties.
•Revisions of prior estimates: Increase of 103 MMbbl primarily due to improved mine performance and mine model changes at Oil Sands Mining and Upgrading (SCO) and improved performance at North America, North Sea and Offshore Africa Crude Oil, Bitumen and various natural gas (NGLs) properties.
2019 total proved Crude Oil and NGLs reserves increased by 625 MMbbl:
•Extensions and discoveries: Increase of 364 MMbbl primarily due to the transfer of reserves from the probable category at Oil Sands Mining and Upgrading (SCO) and extension drilling/future offset additions at various Bitumen, Crude Oil and natural gas (NGLs) properties.
•Improved recovery: Increase of 181 MMbbl primarily due to increased steamflood recovery at the Primrose thermal oil (Bitumen) project.
•Purchases of reserves in place: Increase of 668 MMbbl primarily due to Bitumen property acquisitions from Devon Canada.
•Production: Decrease of 285 MMbbl.
•Economic revisions due to prices: Decrease of 285 MMbbl primarily at Oil Sands Mining and Upgrading (SCO) due to higher Bitumen pricing resulting in higher royalties and lower net reserves.
•Revisions of prior estimates: Decrease of 19 MMbbl primarily due to the 50-year reserves life cutoff at the Primrose thermal oil (Bitumen) project, increased royalties at Oil Sands Mining and Upgrading (SCO) as a result of lower operating costs, and the removal of future extension and infill undeveloped reserves in certain Crude Oil and Bitumen properties due to revised Company development plans, offset by improved performance at the Pelican Lake (Crude Oil) project and various natural gas (NGLs) properties.
2018 total proved Crude Oil and NGLs reserves increased by 828 MMbbl primarily due to the following:
•Extensions and discoveries: Increase of 912 MMbbl primarily due to the addition of the Horizon South Pit to the Horizon Oil Sands Mining and Upgrading Project ("Horizon") (SCO), future thermal (Bitumen) well pad additions at Primrose and extension drilling/future offset additions at various primary heavy crude oil (Bitumen), Crude Oil and natural gas (NGLs) properties.
•Improved recovery: Increase of 64 MMbbl primarily due to infill drilling/future offset additions at various primary heavy crude oil (Bitumen), thermal (Bitumen), Crude Oil and natural gas (NGLs) properties as well as thermal (Bitumen) improved recovery additions.
•Purchases of reserves in place: Increase of 16 primarily due to property acquisitions in North America and North Sea core areas.
•Sales of reserves in place: Decrease of 4 MMbbl from the primary heavy crude oil (Bitumen) area.
•Production: Decrease of 274 MMbbl.
•Economic revisions due to prices: Decrease of 51 MMbbl primarily due to increased royalties at thermal (Bitumen) and Pelican Lake (Crude Oil) projects resulting from higher prices and uneconomic reserves at several North America natural gas (NGLs) core areas, partially offset by improved reserve life economics at the North Sea.
•Revisions of prior estimates: Increase of 165 MMbbl primarily due to geological model changes and improved mine/extraction/upgrading performance at the oil sands mining and upgrading projects (SCO) and improved recoveries at Primrose (Bitumen).

Canadian Natural Resources Limited	3	Year ended December 31, 2020

Natural Gas (Bcf)(1)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2017	5,199	25	16	5,240
Extensions and discoveries	90	—	—	90
Improved recovery	414	—	—	414
Purchases of reserves in place	67	—	—	67
Sales of reserves in place	(3)	—	—	(3)
Production	(523)	(11)	(8)	(542)
Economic revisions due to prices	(746)	—	(2)	(748)
Revisions of prior estimates	(192)	13	15	(164)
Reserves, December 31, 2018	4,306	27	21	4,354
Extensions and discoveries	106	—	—	106
Improved recovery	202	—	—	202
Purchases of reserves in place	34	—	—	34
Sales of reserves in place	—	—	—	—
Production	(511)	(9)	(8)	(528)
Economic revisions due to prices	246	—	2	248
Revisions of prior estimates	346	(2)	23	367
Reserves, December 31, 2019	4,728	16	38	4,782
Extensions and discoveries	173	—	—	173
Improved recovery	159	—	—	159
Purchases of reserves in place	2,614	—	—	2,615
Sales of reserves in place	(4)	—	—	(4)
Production	(515)	(4)	(5)	(524)
Economic revisions due to prices	97	—	4	100
Revisions of prior estimates	402	—	(3)	399
Reserves, December 31, 2020	7,655	12	34	7,701
Net proved developed reserves
December 31, 2017	3,081	22	9	3,112
December 31, 2018	2,382	23	12	2,417
December 31, 2019	2,342	11	28	2,381
December 31, 2020	3,116	6	22	3,144
(1)Information in the reserves data tables may not add due to rounding.

Canadian Natural Resources Limited	4	Year ended December 31, 2020

2020 total proved Natural Gas reserves increased by 2,919 Bcf primarily due to the following:
•Extensions and discoveries: Increase of 173 Bcf primarily due to extension drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Improved recovery: Increase of 159 Bcf primarily due to infill drilling/future offset additions in the Montney and other unconventional formations of northwest Alberta and northeast British Columbia.
•Purchases of reserves in place: Increase of 2,615 Bcf primarily due to the acquisition of Painted Pony Energy Ltd.
•Sales of reserves in place: Decrease of 4 Bcf from Natural Gas properties in North America.
•Production: Decrease of 524 Bcf.
•Economic revisions due to prices: Increase of 100 Bcf primarily due to increased Natural Gas price in North America.
•Revisions of prior estimates: Increase of 399 Bcf primarily due to overall positive revisions in several North America core areas as a result of increased recovery and category transfers from probable to proved, partially offset by removal of future extension and infill undeveloped reserves in North America properties due to revised Company development plans.
2019 total proved Natural Gas reserves increased by 428 Bcf primarily due to the following:
•Extensions and discoveries: Increase of 106 Bcf primarily due to extension drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.
•Improved recovery: Increase of 202 Bcf primarily due to infill drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.
•Purchases of reserves in place: Increase of 34 Bcf primarily due to property acquisitions in several North America core areas.
•Production: Decrease of 528 Bcf.
•Economic revisions due to prices: Increase of 248 Bcf primarily due to increased Natural Gas price in North America.
•Revisions of prior estimates: Increase of 367 Bcf primarily due to overall positive revisions in several North America and Offshore Africa core areas as a result of increased recovery and category transfers from probable to proved. The increase is also due to improved economics on undeveloped reserves which, when combined with lower long term royalty rates, results in increased net, after royalties, reserves.
2018 total proved Natural Gas reserves decreased by 886 Bcf primarily due to the following:
•Extensions and discoveries: Increase of 90 Bcf primarily due to extension drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.
•Improved recovery: Increase of 414 Bcf primarily due to infill drilling/future offset additions in the Montney formation of northwest Alberta and northeast British Columbia.
•Purchases of reserves in place: Increase of 67 Bcf primarily due to property acquisitions in several North America core areas.
•Sales of reserves in place: Decrease of 3 Bcf.
•Production: Decrease of 542 Bcf.
•Economic revisions due to prices: Decrease of 748 Bcf due to uneconomic reserves at several North America Natural Gas core areas.
•Revisions of prior estimates: Decrease of 164 Bcf primarily due to the removal of future extension and infill undeveloped reserves at several North America properties as a result of revised Company development plans.

Canadian Natural Resources Limited	5	Year ended December 31, 2020

Capitalized Costs Related to Crude Oil and Natural Gas Activities

	2020
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$119,707	$7,283	$3,963	$130,953
Unproved properties	2,353	—	83	2,436
	122,060	7,283	4,046	133,389
Less: accumulated depletion and depreciation	(56,930)	(5,853)	(2,822)	(65,605)
Net capitalized costs	$65,130	$1,430	$1,224	$67,784

	2019
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$117,643	$7,296	$3,933	$128,872
Unproved properties	2,510	—	69	2,579
	120,153	7,296	4,002	131,451
Less: accumulated depletion and depreciation	(52,824)	(5,712)	(2,712)	(61,248)
Net capitalized costs	$67,329	$1,584	$1,290	$70,203

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$110,154	$7,321	$5,471	$122,946
Unproved properties	2,600	—	37	2,637
	112,754	7,321	5,508	125,583
Less: accumulated depletion and depreciation	(48,862)	(5,735)	(4,203)	(58,800)
Net capitalized costs	$63,892	$1,586	$1,305	$66,783

Canadian Natural Resources Limited	6	Year ended December 31, 2020

Costs Incurred in Crude Oil and Natural Gas Activities

	2020
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$750	$—	$—	$750
Unproved	15	—	—	15
Exploration	22	—	15	37
Development	2,338	104	94	2,536
Costs incurred	$3,125	$104	$109	$3,338

	2019
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$3,405	$—	$—	$3,405
Unproved	91	—	—	91
Exploration	38	—	33	71
Development	4,687	349	233	5,269
Costs incurred	$8,221	$349	$266	$8,836

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$214	$127	$—	$341
Unproved	340	—	(89)	251
Exploration	116	—	35	151
Development	3,245	110	212	3,567
Costs incurred	$3,915	$237	$158	$4,310

Canadian Natural Resources Limited	7	Year ended December 31, 2020

Results of Operations from Crude Oil and Natural Gas Producing Activities
The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2020, 2019 and 2018 are summarized in the following tables:

	2020
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$12,520	$432	$354	$13,306
Production	(5,624)	(321)	(103)	(6,048)
Transportation	(1,258)	(15)	(1)	(1,274)
Depletion, depreciation and amortization	(5,564)	(277)	(190)	(6,031)
Asset retirement obligation accretion	(169)	(30)	(6)	(205)
Petroleum revenue tax	—	31	—	31
Income tax	23	72	(13)	82
Results of operations	$(72)	$(108)	$41	$(139)

	2019
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$17,348	$920	$676	$18,944
Production	(5,701)	(391)	(109)	(6,201)
Transportation	(968)	(19)	(2)	(989)
Depletion, depreciation and amortization	(4,982)	(308)	(242)	(5,532)
Asset retirement obligation accretion	(156)	(28)	(6)	(190)
Petroleum revenue tax	—	88	—	88
Income tax	(1,468)	(105)	(79)	(1,652)
Results of operations	$4,073	$157	$238	$4,468

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$16,065	$891	$647	$17,603
Production	(5,772)	(405)	(208)	(6,385)
Transportation	(929)	(22)	(2)	(953)
Depletion, depreciation and amortization	(4,689)	(257)	(201)	(5,147)
Asset retirement obligation accretion	(148)	(29)	(9)	(186)
Petroleum revenue tax	—	12	—	12
Income tax	(1,223)	(76)	(51)	(1,350)
Results of operations	$3,304	$114	$176	$3,594

Canadian Natural Resources Limited	8	Year ended December 31, 2020

Standardized Measure of Discounted Future Net Cash Flows from Proved Crude Oil and Natural Gas Reserves and Changes Therein
The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:
•Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
•Future production of crude oil and natural gas from proved properties will differ from reserves estimated;
•Future production rates will vary from those estimated;
•Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;
•Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
•Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and
•Future development and asset retirement obligations will differ from those estimated.
Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 - "Extractive Activities - Oil and Gas":

	2020
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$404,193	$5,873	$4,172	$414,238
Future production costs	(203,599)	(3,259)	(1,746)	(208,604)
Future development costs and asset retirement obligations	(72,935)	(2,130)	(1,032)	(76,097)
Future income taxes	(27,178)	(141)	(217)	(27,536)
Future net cash flows	100,481	343	1,177	102,001
10% annual discount for timing of future cash flows(1)	(74,395)	278	(373)	(74,490)
Standardized measure of future net cash flows	$26,086	$621	$804	$27,511
(1)Includes the impact of abandonment expenditures timing.

	2019
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$515,864	$10,030	$5,858	$531,752
Future production costs	(194,076)	(4,893)	(2,081)	(201,050)
Future development costs and asset retirement obligations	(70,879)	(2,648)	(1,076)	(74,603)
Future income taxes	(53,759)	(936)	(547)	(55,242)
Future net cash flows	197,150	1,553	2,154	200,857
10% annual discount for timing of future cash flows	(136,616)	(1)	(715)	(137,332)
Standardized measure of future net cash flows	$60,534	$1,552	$1,439	$63,525

Canadian Natural Resources Limited	9	Year ended December 31, 2020

	2018
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$500,557	$12,002	$6,447	$519,006
Future production costs	(193,387)	(5,148)	(2,284)	(200,819)
Future development costs and asset retirement obligations	(63,202)	(2,909)	(1,099)	(67,210)
Future income taxes	(60,526)	(1,484)	(626)	(62,636)
Future net cash flows	183,442	2,461	2,438	188,341
10% annual discount for timing of future cash flows	(126,699)	(545)	(771)	(128,015)
Standardized measure of future net cash flows	$56,743	$1,916	$1,667	$60,326

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	2020	2019	2018
Sales of crude oil and natural gas produced, net of production costs	$(6,127)	$(11,807)	$(10,229)
Net changes in sales prices and production costs	(46,055)	(3,515)	20,386
Extensions, discoveries and improved recovery	626	5,883	2,807
Changes in estimated future development costs	(153)	(1,889)	(698)
Purchases of proved reserves in place	947	7,418	396
Sales of proved reserves in place	(1)	—	(55)
Revisions of previous reserve estimates	5,295	(3,384)	2,711
Accretion of discount	7,718	8,062	6,119
Changes in production timing and other	(4,830)	447	(955)
Net change in income taxes	6,566	1,984	(7,061)
Net change	(36,014)	3,199	13,421
Balance - beginning of year	63,525	60,326	46,905
Balance - end of year	$27,511	$63,525	$60,326

Canadian Natural Resources Limited	10	Year ended December 31, 2020